UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15264

中国铝业股份有限公司

Aluminum Corporation of China Limited

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082

Tel: (86-10) 8229 8560

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Overseas Listed Foreign Shares with a Par Value of RMB1.00 Each (“H Shares”)

American Depositary Shares, Each Representing 25 H Shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17CFR240.12d2-2(a)(1)

☐  17CFR240.12d2-2(a)(2)

☐  17CFR240.12d2-2(a)(3)

☐  17CFR240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aluminum Corporation of China Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 22, 2022	By	/s/ Liu Jianping	Chairman of the Board
Date		Name	Title